UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☐Form 10-Q    ☐Form N-SAR    ☐Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: Allied Esports Entertainment, Inc.

Former name if applicable: _______________________

Address of principal executive office (Street and number): 17877 Von Karman Avenue, Suite 300

City, State and zip code: Irvine, California, 92614

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The significant involvement of the Company’s internal finance and accounting resources in the Company’s pending sale of its World Poker Tour business, which has involved competing bids from multiple potential purchasers, has, in part, diverted the attention of such resources from completing the compilation, review and verification of certain information required to be included in the Company’s Form 10-K for the period ended December 31, 2020. As a result, such Form 10-K cannot be filed within the prescribed time period, and will be filed on or before the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Anthony Hung	(949)	265-2600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒  No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:

Revenues from continuing operations in 2020 are expected to be $3.2 million, compared to $7.5 million in 2019. Net loss from continuing operations in 2020 are anticipated to be $46.5 million compared to $15.5 million for 2019. Aggregate net loss for 2020 is anticipated to be $45.1 million, compared to $16.7 million in 2019.  The foregoing are a result of, among other things, impairment of investment charges of $6.1 million in 2020 compared to $600,000 in 2019, impairment of property and equipment of $5.6 million in 2020 compared to none in 2019, and the presentation of the results and accounts of the Company’s World Poker Tour business as discontinued operations.

Allied Esports Entertainment, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2021	By:	/s/ Anthony Hung
Anthony Hung
Chief Financial Officer

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